EXHIBIT 99.2

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither Retalix Ltd. (“Retalix”) nor TCI Solutions, Inc. (“TCI”) undertakes any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties which may affect such forward-looking statements, please refer to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F for the year ended December 31, 2004, as it might be amended from time to time. Retalix undertakes no obligation to publicly release the results of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date thereof, or to reflect the occurrence of unanticipated events.

The unaudited pro forma combined condensed financial statements were prepared using the purchase method of accounting. The allocation of the purchase price as reflected in these unaudited pro forma combined condensed financial statements is based upon the fair value of assets acquired and liabilities assumed as of the date of acquisition.

The unaudited pro forma combined condensed statement of income combines the historical consolidated statements of income of Retalix and TCI as if the acquisition of TCI by Retalix had occurred on January 1, 2004. The unaudited pro forma combined condensed balance sheet combines the historical consolidated balance sheet of Retalix as of December 31, 2004 and the balance sheet of TCI as of March 31, 2005, assuming purchase of TCI was consummated as of December 31, 2004. The unaudited pro forma combined condensed financial statements do not give effect to our April 1, 2005 acquisition of substantially all of the assets Integrated Distribution Solutions, L.L.C.

Amounts allocated to goodwill may change as a result of adjustments in respect of changes in the estimates for the liabilities for integration activities as well as an election that could be executed for tax purposes and which is discussed in the notes to these unaudited pro forma combined condensed financial statements.

The unaudited pro forma combined condensed financial statements are not necessarily indicative of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of both Retalix and TCI.

RETALIX LTD.

Unaudited Pro Forma Combined Condensed Balance Sheet

As of December 31, 2004

(U.S. dollars in thousands)

A s s e t s	Retalix	TCI	Pro forma	Note	Pro forma
	December 31, 2004	March 31, 2005	Adjustments		As adjusted

CURRENT ASSETS :
Cash and cash equivalents	91,413	2,960	(15,203)	(a)	79,170
Marketable securities	14,331				14,331

Accounts receivable:
Trade	26,399	4,646			31,045
Other	2,680	198			2,878
Inventories	755				755
Deferred income taxes	3,650				3,650

T o t a l current assets	139,228	7,804	(15,203)		131,829

NON-CURRENT ASSETS:
Marketable debt securities	6,125				6,125
Deferred income taxes	1,768				1,768
Long-term receivables	3,592				3,592
Amounts funded in respect of employee
rights upon retirement	4,553				4,553

Other	523				523

	16,561				16,561

PROPERTY, PLANT AND EQUIPMENT, net	10,407	1,253			11,660

GOODWILL	39,774	529	25,971	(b)	66,274

OTHER INTANGIBLE ASSETS, net of accumulated
amortization	4,653	23	9,597	(b)	14,273

	210,623	9,609	20,365		240,597

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit	7,565	2,225			9,790
Current maturities of long-term bank loans	4,801				4,801
Accounts payable and accruals:
Trade	10,251	1,173			11,424
Employees and employee institutions	5,122	2,697			7,819
Current maturities of other liabilities	1,048	24			1,072
Other	7,439	3,133			10,572
Deferred revenues	4,949	3,737			8,686

T o t a l current liabilities	41,175	12,989			54,164

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	1,493				1,493
Employee rights upon retirement	8,435				8,435
Other liabilities, net of current maturities	259	5			264

T o t a l long-term liabilities	10,187	5			10,192

T o t a l liabilities	51,362	12,994			64,356

MINORITY INTERESTS	1,969				1,969

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares	4,717	37,481	(37,315)	(c)	4,883
Share capital - Series A convertible preferred stock		5,510	(5,510)	(c)
Share capital - Series B convertible preferred stock		12,341	(12,341)	(c)
Warrants to purchase common stock		178	(178)	(c)
Additional paid in capital	116,277		16,814	(c)	133,091
Retained earnings (accumulated deficit)	36,031	(58,895)	58,895	(c)	36,031
Accumulated other comprehensive income	267				267

T o t a l shareholders' equity	157,292	(3,385)	20,365		174,272

	210,623	9,609	20,365		240,597

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

RETALIX LTD.

Unaudited Pro Forma Combined Condensed Statement of Income

For the year ended December 31, 2004

(U.S. dollars in thousands, except per share data)

	Retalix	TCI	Pro forma	Note	Pro forma
	December 31, 2004	December 31, 2004	Adjustments		As adjusted

REVENUES :
Product sales	78,900	6,631			85,531
Services and projects	45,460	15,198			60,658

T o t a l revenues	124,360	21,829			146,189

COST OF REVENUES:
Cost of product sales	23,246	1,130	1,136	(1)	25,512
Cost of services and projects	18,890	7,992			26,882

T o t a l cost of revenues	42,136	9,122	1,136		52,394

GROSS PROFIT	82,224	12,707	(1,136)		93,795

OPERATING (EXPENSES) INCOME:
Research and development expenses - net	(34,096)	(3,519)			(37,615)
Selling and marketing expenses	(24,798)	(7,062)	(140)	(1)	(32,000)
General and administrative expenses	(15,944)	(4,971)			(20,915)
Other general income - net	15				15

T o t a l operating expenses	(74,823)	(15,552)	(140)		(90,515)

INCOME (LOSS) FROM OPERATIONS	7,401	(2,845)	(1,276)		3,280
FINANCIAL INCOME - net	85	(85)	236	(2)	236
GAIN ARISING FROM ISSUANCE OF
SHARES BY A SUBSIDIARY AND AN
ASSOCIATED COMPANY	200				200

INCOME (LOSS) BEFORE TAXES ON
INCOME	7,686	(2,930)	(1,512)		3,244
TAXES ON INCOME	1,838	5			1,843

INCOME (LOSS) AFTER TAXES ON
INCOME	5,848	(2,935)	(1,512)		1,401
SHARE IN LOSSES OF AN ASSOCIATED
COMPANY	137				137
MINORITY INTERESTS IN LOSSES OF
SUBSIDIARIES	247				247

NET INCOME	5,958	(2,935)	(1,512)		1,511

EARNINGS PER SHARE:
Basic	0.38			(3)	0.09

Diluted	0.36			(3)	0.09

WEIGHTED AVERAGE NUMBER OF
SHARES USED IN COMPUTATION OF
EARNINGS PER SHARE - in thousands:
Basic	15,746			(3)	16,462

Diluted	16,552			(3)	17,268

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

On April 1, 2005, a wholly owned subsidiary of Retalix acquired 97% of the preferred stock of TCI representing approximately 73% of the outstanding capital stock of TCI on an as-converted basis. In addition, on April 1, 2005, Retalix entered into an agreement and plan of merger whereby TCI would merge with and into a wholly owned subsidiary of Retalix. Subject to approval by TCI’s shareholders and other conditions, Retalix would pay an aggregate of $2,500,000 in cash for all outstanding TCI capital stock (other than shares held by Retalix and its subsidiary and before giving effect to shares which appraisal rights have been perfected under Delaware law). TCI is a provider of strategic pricing, merchandising and inventory management solutions for the grocery industry.

Retalix acquired the above share of TCI’s capital in the amount of $32,183,000 (including estimated direct transaction costs amounting to $600,000). The consideration for this acquisition consisted of $15,203,000 in cash and 715,730 ordinary shares of Retalix, which represented approximately 3.9% of the issued and outstanding share capital of Retalix after giving effect to the issuance. The value of the shares issued was calculated based upon the average of the closing price of Retalix’s ordinary shares on Nasdaq, for the period beginning two days before the acquisition through two days after the acquisition. The cash consideration of $15,203,000 was financed out of Retalix’s existing cash resources.

The unaudited pro forma combined condensed balance sheet gives effect to the acquisition of the TCI stock by Retalix as if it had occurred on December 31, 2004, based on the historical balance sheets of Retalix as of December 31, 2004 and of TCI as of March 31, 2005. The unaudited pro forma combined condensed statements of income give effect to this acquisition as if it had occurred on January 1, 2004. The unaudited pro forma combined condensed statement of income does not include any non-recurring charges directly attributable to the acquisition.

Adjustments to unaudited pro forma combined condensed balance sheet as of December 31, 2004.

(a)	$15,203,000 of the total consideration for the transaction was financed by Retalix’s existing cash resources.

(b)	The fair values of TCI’s net assets have been estimated for the purpose of allocating the purchase price and determining the pro forma effect of the acquisition on the unaudited combined condensed financial statements. The estimated purchase price of $32,183,000 has been calculated and assigned to the net tangible and intangible assets acquired as follows:

		U.S.$ in thousands

Purchase price calculation:
Retalix average market price per share	$23.72
Number of shares issued	715,730

Total share consideration		16,980
Cash consideration		14,603
Estimated direct transaction costs		600

Total purchase price		32,183

Purchase price allocation to net tangible and intangible
assets acquired and to goodwill:

Net liabilities assumed		(3,384)
Identified intangible assets (*):
Technology		2,810
Customer relationships		6,506
Trademark		280
Goodwill (*)		25,971

Total		32,183

(*)	Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets. The unaudited pro forma combined condensed statement of operations does not reflect the amortization of goodwill acquired in the acquisition consistent with the guidance in the Financial Accounting Standards Board (FASB) Statement No. 142, “Goodwill and Other Intangible Assets”. Amortization of identifiable intangible assets has been provided over 2-15 years, representing the estimated useful lives. The integration of TCI and Retalix operations may result in additional accruals for involuntary employee termination costs and/or facilities closures in accordance with Emerging Issues Task Force (EITF) Issue No. 95-3. Such accruals and/or adjustments would change the allocation of the purchase price to goodwill.

(c)	Elimination of all components of TCI’s shareholders’ equity and the issuance of Retalix’s ordinary shares.

Adjustments to unaudited pro forma combined condensed statement of income.

(1)	Amortization of intangible assets established as part of the purchase price allocation in connection with the acquisition of TCI. Intangible assets are amortized on a straight-line basis over 2-15 years (see (b) above).

(2)	Estimated reduction in interest income due to Retalix’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition.

(3)	The calculation of the weighted average number of shares for pro forma basic and diluted earnings per share gives effect to the issuance of 715,730 Retalix ordinary shares in the transaction, assuming these were issued on January 1, 2004.